SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Conclusion of Independent Internal Investigation dealing with Copel Telecomunicações S.A.

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby discloses to its shareholders and the market in general that:

1.       The Company's Board of Directors (“CAD”) was informed of the result of the independent internal investigation work, conducted by the “Special Committee”, created in December 2019, to investigate alleged irregularities originating substantially between 2015 and 2018, which involved its subsidiary Copel Telecomunicações SA (“Copel Telecom”);

2. The “Special Committee” had the participation of members of the Statutory Audit Committee and the CAD, as well as the participation of an independent ad hoc external member, with the support of external legal and forensic advisors hired, respectively, Stocche Forbes Advogados and Control Risks;

3. The alleged irregularities that could have injured Copel Telecom, were basically related to the processes of contracting service providers and waiving revenues related to some customers and suppliers;

4. The aforementioned irregularities were identified, mainly, through reports from the Company's Whistleblowing Channel and internal control work, which were initially the object of analysis and verification by the Internal Audit. As a result, an action plan has already started to be implemented, with the objective of continuing to strengthen corporate governance and adapt Copel Telecom's systems, processes and controls.

5. The Paraná State Audit Court (“TCE-PR”) and the Paraná Public Prosecutor's Office were formally communicated. Thus, these facts were also subject to analysis by the TCE-PR resulting in the availability of reports to the Company's Management at the end of 2019;

6. Considering the internal findings and reports made available by the TCE-PR, the CAD determined the creation of the referred “Special Committee”;

7. The work carried out identified deficiencies in controls and opportunities for improvements in customer, supply and supplier management processes at Copel Telecom. However, there was no evidence of accounting fraud and / or intentional error, nor was there evidence of receipt or payment of an improper advantage involving employees;

8. Consequently, there are no elements or indications that the amounts in the Company's consolidated financial statements may be materially affected;

9. Based on the results of the work carried out, the CAD decided: (i) to prepare a plan for remediation, repair and continued collaboration with the authorities and, as a result, (ii) the closure of the Special Investigation Committee.

Curitiba, August 31, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team: ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date August 31, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.